May 24, 2013

Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE. Mail Stop 3720 Washington D.C. 20549

RE:	Telecom Corporation of New Zealand Limited - Form
20-F for the fiscal year ended June 30, 2012
File No. 1-10798

Dear Mr. Spirgel:

This letter is in response to your comment letter dated May 16, 2013 to Mr. Simon Moutter, which was received by us via email, regarding the Staff’s review of the above referenced Form 20-F (the “20-F”) of Telecom Corporation of New Zealand Limited (“Telecom” or the “Company”). For ease of reference, we have included your headings and comments along with our responses.

Form 20-F for the Fiscal Year Ended June 30, 2012

Non-GAAP Measures, page 54

Comment 1.	We refer to your presentation of “adjusted free cash flow” as a performance measure on page 55. This non-GAAP measure appears to represent a liquidity measure, rather than a performance measure, since you deduct cash paid for capital expenditures which is an item not included in the calculation of net earnings under IFRS. In this regard, please revise in future filings to comply with Item
10(e)(i)(1)(A) of Regulation S-K which requires a presentation, with equal or greater prominence, of the most directly comparable financial measure presented in accordance with IFRS, which we believe would be cash flow from operations.

Response:	As part of Telecom's new strategy, free cash flow will no longer be used as a key performance indicator. Free cash flow will be removed from key performance indicators and non-GAAP measures in our next
20-F filings for the year ended June 30, 2013.

Note 1. Statement of Accounting Policies Revenue Recognition, page 85

Comment 2.	We note that within your Retail business, you focus on packages that bundle voice, broadband and value-added services. You provide two examples of these value-added services: email and photo storage services. Revise to disclose in more detail the types of value-added services you provide to your mobile customers and how you recognize the related revenue. In this regard, tell us how you consider the specific risks and responsibilities assumed by each party in such arrangements to determine whether gross or net revenue recognition is appropriate for these services.

Response:	Telecom proposes to revise its disclosure to provide more detail on the types of value added mobile services it provides to its customers in its next 20-F filing for the year ended June 30, 2013, as explained below. These services include text parking services, music and ring tone down loads. Telecom proposes to include the following
disclosure in its revenue recognition policy note to describe how it recognises related revenue, namely that when Telecom acts as an agent in a transaction, it recognises revenue net of directly attributable costs:

"In determining whether revenue is recognised on a gross or net basis for value added services, Telecom applies an agent versus principal assessment test, where revenue is recognised on a net basis when
Telecom is acting as an agent and on a gross basis when Telecom is acting as the principal."

We note that for the examples identified above Telecom recognises revenue on an agent basis. The factors Telecom considers to
determine when it is the agent or the principal include responsibility for providing the service to the customer, credit risk, discretion in establishing prices, discretion in selecting suppliers and ability to modify products.

As the revenue recognised by Telecom on value added mobile
services in the fiscal year ended June 30, 2012, is, in Telecom's judgment, not considered to be material, we have proposed revising our next 20-F filing as outlined above, rather than our existing 2012
20-F filing.

The Company hereby acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the Company’s responses and await any further comments the Staff may have concerning these responses.

Yours truly, Laura Byrne

Senior Corporate Counsel and Acting Company Secretary

Telecom Place Level7 Purple Tower 167 Victoria Street West Auckland
Telephone +64 93596413 Mobile +64 276111557 email: Laura.A.Byrne@telecom.co.nz	Web: www.telecom.co.nz